Exhibit 99.2

The Lion Electric Company

Condensed Interim Consolidated

Financial Statements

March 31, 2021 and 2020

Unaudited Condensed Interim Consolidated

Financial Statements

Consolidated Financial Position	2
Consolidated Comprehensive Loss	3
Consolidated Changes in Equity	4
Consolidated Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6 - 20

The Lion Electric Company

Consolidated Statements of Financial Position

As of March 31, 2021 and December 31, 2020

(Unaudited, In US dollars)

	Notes	March 31, 2021	December 31, 2020
ASSETS		$	$
Current
Inventories		47,852,275	38,073,303
Accounts receivable		14,676,492	18,505,072
Prepaid expenses		1,553,322	1,078,148

Current assets		64,082,089	57,656,523

Non-current
Property, plant and equipment	6	6,340,776	5,446,807
Right-of-use assets	7	7,905,453	7,498,724
Intangible assets	8	48,128,869	42,090,843
Contract asset	10	14,506,486	14,327,709

Non-current assets		76,881,584	69,364,083

Total assets		140,963,673	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness		31,303,033	28,733,983
Trade and other payables		15,336,249	12,404,614
Current portion of share-based compensation liability	11	39,200,456	35,573,558
Current portion of long-term debt		42,717,680	26,699,276
Current portion of lease liabilities	7	1,702,996	1,814,635

Current liabilities		130,260,414	105,226,066

Non-current
Share-based compensation liability	11	37,621,575	35,126,025
Long-term debt		87,326	118,539
Convertible debt instruments	12	19,912,273	18,866,890
Lease liabilities	7	6,436,263	5,904,473
Share warrant obligation	10	31,868,091	31,549,033
Common shares, retractable		27,819,990	25,855,509

Non-current liabilities		123,745,518	117,420,469

Total liabilities		254,005,932	222,646,535

SHAREHOLDERS’ DEFICIENCY
Share capital		32,562,541	32,562,541
Conversion options on convertible debt instruments, net of tax	12	1,472,520	1,472,520
Deficit		(142,544,269)	(126,430,406)
Cumulative translation adjustment		(4,533,051)	(3,230,584)

Total deficiency		(113,042,259)	(95,625,929)

Total deficiency and liabilities		140,963,673	127,020,606

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Comprehensive Loss

For the three-month periods ended March 31,

(Unaudited, In US dollars except per share amounts)

	Notes	2021	2020
		$	$
Revenue		6,225,478	1,228,439
Cost of sales		8,032,301	2,284,676

Gross profit		(1,806,823)	(1,056,237)

Administrative expenses	11	6,269,969	760,753
Selling expenses	11	4,383,579	1,606,863
Finance costs	13	3,907,390	1,879,500
Foreign exchange loss (gain)		(178,653)	365,926
Change in fair value of share warrant obligation	10	(75,245)	—

Net loss for the period		(16,113,863)	(5,669,279)
Other comprehensive loss Item that will be subsequently reclassified to net loss Foreign currency translation adjustment		(1,302,467)	(112,240)

Comprehensive loss for the period		(17,416,330)	(5,781,519)

Loss per share
Basic loss per share		(0.15)	(0.05)

Diluted loss per share		(0.15)	(0.05)

The accompanying notes are an integral part of condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars, except for number of shares)

						Cumulative
		Number of	Share	Conversion		translation	Total
	Notes	shares	capital	options	Deficit	adjustment	deficiency
			$	$	$	$	$
Balance at January 1, 2021		110,551,314	32,562,541	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Net loss for the period		—	—	—	(16,113,863)	—	(16,113,863)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(1,302,467)	(1,302,467)

Balance at March 31, 2021		110,551,314	32,562,541	1,472,520	(142,544,269)	(4,533,051)	(113,042,259)

Balance at January 1, 2020		110,551,314	32,562,541	—	(29,078,739)	1,400,289	4,884,091
Issuance of convertible debt instruments	12			422,940	—	—	422,940
Net loss for the period		—	—	—	(5,669,279)	—	(5,669,279)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	(112,240)	(112,240)

Balance at March 31, 2020		110,551,314	32,562,541	422,940	(34,748,018)	1,288,049	(474,488)

The accompanying notes are an integral part of the consended interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Cash Flows

For the three-month periods ended March 31,

(Unaudited, In US dollars)

	Notes	2021	2020
		$	$
OPERATING ACTIVITIES
Net loss for the period		(16,113,863)	(5,669,279)
Non-cash items:
Amortization - property, plant and equipment		291,396	110,117
Amortization - right-of-use assets		457,570	340,471
Amortization - intangible assets		234,848	34,953
Stock-based compensation		5,205,352	251,043
Accretion expense on common shares, retractable		1,616,013	1,196,421
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights		153,120	208,718
Accretion expense on convertible debt instruments		797,214	24,888
Change in fair value of share warrant obligation		(75,245)	—
Unrealized foreign exchange loss (gain)		(35,926)	327,689
Net change in working capital items	14	(2,594,854)	(2,315,638)

Cash flows used in operating activities		(10,064,375)	(5,490,617)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(1,111,899)	(868,788)
Acquisition of intangible assets		(6,450,184)	(2,780,614)
Government assistance related to intangible assets		456,190	1,222,987

Cash flows used in investing activities		(7,105,893)	(2,426,415)

FINANCING ACTIVITIES
Net change in credit facilities		4,977,316	5,471,279
Repayment of loans on research and development tax credits and subsidies receivable		(2,745,712)	—
Long-term debt		15,775,473	—
Repayment of long-term debt		(370,026)	(685,988)
Repayment of lease liabilities		(447,724)	(215,633)
Proceeds from issuance of convertible debt instruments, net of issuance costs		—	3,671,299

Cash flows from financing activities		17,189,327	8,240,957

Effect of exchange rate changes on instruments held in foreign currency		(62,053)	(21,701)

Net increase (decrease) in cash		(42,994)	302,224
Bank overdraft, beginning of period		(91,076)	(168,108)

Cash (bank overdraft), end of period		(134,070)	134,116

Other information on cash flows related to operating activities :
Income taxes paid		—	—
Interest paid		1,050,469	390,041
Interest paid under lease liabilities		79,471	53,975

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

1.	NATURE OF OPERATIONS

The principal activities of The Lion Electric Company (“Lion” or the “Company”) and its subsidiaries (together referred to as the “Group”) include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS

These unaudited condensed interim consolidated financial statements (“financial statements”) present the Group’s consolidated financial position as of March 31, 2021 and December 31, 2020 as well as its consolidated comprehensive loss for the three-month periods ended March 31, 2021 and 2020 and the Group’s cash flows and changes in shareholders’ deficiency for the three-month periods ended March 31, 2021 and 2020.

These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and are expressed in United States (“US”) dollars for reporting purposes. The functional currency of the Company and its subsidiaries is the Canadian dollar. Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020.

These financial statements reflect all adjustments which are, in the opinion of management, to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

These financial statements have been approved for issue by the Board of Directors on May 14, 2021.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual consolidated financial statements for the year ended December 31, 2020, and use the same methods of computation compared with the Group’s most recent annual consolidated financial statements.

At the date of authorization of these financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current period have not been disclosed as they are not expected to have a material impact on the Group’s condensed interim consolidated financial statements.

4.	ESTIMATES

When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgements, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual consolidated financial statements for the year ended December 31, 2020.

5.	SEGMENT REPORTING

The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States. The Group’s revenue from external customers and its non-current assets are divided into the following geographical areas:

	Three-month period ended March 31, 2021
	Canada	United States	Total
	$	$	$
Revenue	5,577,757	647,721	6,225,478

	Three-month period ended March 31, 2020
	Canada	United States	Total
	$	$	$
Revenue	541,455	686,984	1,228,439

During the three-month period ended March 31, 2021, 71.0% (three-month period ended March 31, 2020: 53.3%) of the Group’s revenue depended on two customers, 46.6% and 24.4% respectively (three-month period ended March 31, 2020: two customers, 29.4% and 23.9% respectively).

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

5.	SEGMENT REPORTING (Continued)

	March 31, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,755,792	584,984	6,340,776
Right-of-use assets	5,380,342	2,525,111	7,905,453
Intangible assets	42,586,311	5,542,558	48,128,869
Contract asset	14,506,486	—	14,506,486

	68,228,931	8,652,653	76,881,584

	December 31, 2020
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,050,367	396,440	5,446,807
Right-of-use assets	5,586,207	1,912,517	7,498,724
Intangible assets	36,615,165	5,475,678	42,090,843
Contract asset	14,327,709	—	14,327,709

	61,579,448	7,784,635	69,364,083

The Lion Electric Company

Notes to the Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

6.	PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment and their carrying amounts are as follows:

		Machinery			Furniture		Master
	Leasehold	and	Rolling	Computer	and office	Production	patterns and
	improvements	equipment	stock	equipment	equipment	moulds	templates	Prototypes	Total
	$	$	$	$	$	$	$	$	$
GROSS CARRYING AMOUNT
Balance at January 1, 2021	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	7,166,158
Additions	48,253	406,010	128,343	320,499	144,689	63,750	355	—	1,111,899
Foreign currency translation adjustment	24,857	27,532	5,947	18,304	7,066	5,630	6,566	977	96,879

Balance at March 31, 2021	2,039,261	2,421,735	541,869	1,633,368	640,244	486,238	532,874	79,347	8,374,936

AMORTIZATION
Balance at January 1, 2021	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	1,719,351
Amortization	140,036	20,296	22,348	73,686	19,244	13,242	2,544	—	291,396
Foreign currency translation adjustment	10,602	1,338	1,652	5,026	1,690	1,519	609	977	23,413

Balance at March 31, 2021	925,022	117,990	144,439	441,854	146,005	129,396	50,107	79,347	2,034,160

Carrying amount March 31, 2021	1,114,239	2,303,745	397,430	1,191,514	494,239	356,842	482,767	—	6,340,776

GROSS CARRYING AMOUNT
Balance at January 1, 2020	935,981	1,123,911	249,217	534,977	250,312	330,075	470,725	76,823	3,972,021
Additions	960,722	799,539	145,672	711,348	221,472	76,128	43,462	—	2,958,343
Foreign currency translation adjustment	69,448	64,743	12,690	48,240	16,705	10,655	11,766	1,547	235,794

Balance at December 31, 2020	1,966,151	1,988,193	407,579	1,294,565	488,489	416,858	525,953	78,370	7,166,158

AMORTIZATION
Balance at January 1, 2020	324,332	64,534	57,037	182,205	67,343	87,259	40,305	73,964	896,979
Amortization	421,329	28,996	59,138	168,399	53,551	24,337	5,548	2,770	764,068
Foreign currency translation adjustment	28,723	2,826	4,264	12,538	4,177	3,039	1,101	1,636	58,304

Balance at December 31, 2020	774,384	96,356	120,439	363,142	125,071	114,635	46,954	78,370	1,719,351

Carrying amount December 31, 2020	1,191,767	1,891,837	287,140	931,423	363,418	302,223	478,999	—	5,446,807

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

7.	LEASES

Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Addition	750,298	18,348	768,646
Amortization	(441,025)	(16,545)	(457,570)
Foreign currency translation adjustment	93,835	1,818	95,653

Balance at March 31, 2021	7,757,065	148,388	7,905,453

Balance at January 1, 2020	6,371,563	202,401	6,573,964
Addition	2,177,758	19,204	2,196,962
Amortization	(1,366,378)	(77,826)	(1,444,204)
Foreign currency translation adjustment	171,014	988	172,002

Balance at December 31, 2020	7,353,957	144,767	7,498,724

Lease liabilities

$

Balance at January 1, 2021	7,719,108
Addition	768,646
Lease payments	(446,970)
Foreign currency translation adjustment	98,475

Balance at March, 2021	8,139,259
Current portion	1,702,996

Non-current portion	6,436,263

Balance at January 1, 2020	6,669,787
Addition	2,196,962
Lease payments	(1,327,707)
Foreign currency translation adjustment	180,066

Balance at December 31, 2020	7,719,108
Current portion	1,814,635

Non-current portion	5,904,473

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

8.	INTANGIBLE ASSETS

Details of the Group’s intangible assets and their carrying amounts are as follows:

	Software	Development costs	Dealership rights	Total
	$	$	$	$
Gross carrying amount
Balance at January 1, 2021	2,152,616	35,672,946	5,463,882	43,289,444
Additions, separately acquired	630,773	—	—	630,773
Additions, internally developed	—	5,048,311	—	5,048,311
Additions, borrowing costs	—	31,850	—	31,850
Foreign currency translation adjustment	31,092	479,204	68,176	578,472

Balance at March 31, 2021	2,814,481	41,232,311	5,532,058	49,578,850

Amortization
Balance at January 1, 2021	539,821	658,780	—	1,198,601
Amortization	122,474	112,374	—	234,848
Foreign currency translation adjustment	7,558	8,974	—	16,532

Balance at March 31, 2021	669,853	780,128	—	1,449,981

Carrying amount March 31, 2021	2,144,628	40,452,183	5,532,058	48,128,869

Gross carrying amount
Balance at January 1, 2020	1,255,871	21,140,220	5,356,051	27,752,142
Additions, separately acquired	827,855	—	—	827,855
Additions, internally developed	—	12,788,264	—	12,788,264
Additions, borrowing costs	—	612,962	—	612,962
Foreign currency translation adjustment	68,890	1,131,500	107,831	1,308,221

Balance at December 31, 2020	2,152,616	35,672,946	5,463,882	43,289,444

Amortization
Balance at January 1, 2020	196,388	475,120	—	671,508
Amortization	322,493	165,383	—	487,876
Foreign currency translation adjustment	20,940	18,277	—	39,217

Balance at December 31, 2020	539,821	658,780	—	1,198,601

Carrying amount December 31, 2020	1,612,795	35,014,166	5,463,882	42,090,843

The Lion Electric Company

Notes to the Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

9.	FINANCIAL ASSETS AND LIABILITIES

9.1	Categories of financial assets and financial liabilities

The classification of financial instruments is summarized as follows:

	Classification	March 31, 2021	December 31, 2020
		$	$
FINANCIAL ASSETS
Trade and other receivables	Amortized cost	5,581,273	8,692,439
Incentives from “support program for the deployment of electric school buses” and from “zero-emission truck and bus program” receivable	Amortized cost	4,627,905	5,216,118
Other government assistance receivable	Amortized cost	1,288,511	724,367
FINANCIAL LIABILITIES
Bank overdraft	Amortized cost	134,070	91,076
Credit facilities	Amortized cost	23,369,339	18,209,335
Loans on research and development tax credits and subsidies receivable	Amortized cost	7,799,624	10,433,572
Trade and other payables	Amortized cost	14,878,414	9,413,387
Long-term debt	Amortized cost	42,805,006	26,817,815
Convertible debt instruments	Amortized cost	19,912,273	18,866,890
Share warrant obligation	FVTPL	31,868,091	31,549,033
Common shares, retractable	Amortized cost	27,819,990	25,855,509

Fair value of financial instruments

Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade and other receivables, incentives from “support program for the deployment of electric school buses” and from “zero-emission truck and bus program” receivable, other government assistance receivable, bank overdraft, credit facilities, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.

As of March 31, 2021 and December 31, 2020, the fair value of long-term debt, the convertible debt instruments and the common shares, retractable was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair Value. The long-term debt, convertible debt instruments and common shares, retractable are categorized in Level 2 of the fair value hierarchy.

The fair value of the share warrant obligation was determined as described in Note 10.

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

10.	SHARE WARRANT

On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group’s products or services.

The Group determined that the Warrant is a derivative instrument and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Warrant is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception.

The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	March 31,	December 31,
	2021	2020
Exercise price ($)	5.66	5.66
Share price ($)	10.00	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.24%	0.69%
Expected warrant life (years)	7.25	7.50

The Group has recognized the following contract asset and share warrant obligation:

	March 31,	December 31,
	2021	2020
	$	$
Contract asset
Beginning balance	14,327,709	13,427,493
Foreign currency translation adjustment	178,777	900,216

Total contract asset	14,506,486	14,327,709

Share warrant obligation
Beginning balance	31,549,033	13,227,703
Fair value adjustment	(75,245)	16,847,470
Foreign currency translation adjustment	394,303	1,473,860

Total share warrant obligation	31,868,091	31,549,033

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

11.	SHARE-BASED EMPLOYEE REMUNERATION

The following table summarizes share-based compensation costs recorded during the three-month periods ended:

	March 31,	March 31,
	2021	2020
	$	$
Administrative expenses	3,058,595	191,204
Selling expenses	2,146,757	59,839

	5,205,352	251,043

The following table summarizes share-based compensation liabilities recorded in the condensed interim statements of financial position:

	March 31,	December 31,
	2021	2020
	$	$
Share-based compensation liability, current	39,200,456	35,573,558
Share-based compensation liability, non-current	37,621,575	35,126,025

	76,822,031	70,699,583

The following table summarizes the information relating to stock options outstanding:

	As of March 31, 2021
		Weighted
		average
		remaining	Number of
	Number of	contractual	stock options
Exercise price	stock options	life (years)	exercisable
CA$0.93 (issued in 2018)	5,902,399	6.71	4,279,237
CA$0.93 (issued in 2019)	4,059,906	8.53	1,014,979
$5.66 (issued in 2020)	412,890	9.47	—

	10,375,195		5,294,216

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

11.	SHARE-BASED EMPLOYEE REMUNERATION (Continued)

	As of December 31, 2020
		Weighted
		average
		remaining	Number of
	Number of	contractual	stock options
Exercise price	stock options	life (years)	exercisable
CA$0.93 (issued in 2018)	5,902,399	6.86	4,205,458
CA$0.93 (issued in 2019)	4,059,906	8.78	1,014,979
5.66 (issued in 2020)	412,890	9.71	—

	10,375,195		5,220,437

The following principal weighted assumptions were used in the valuation to remeasure the share-based compensation liability as at:

	March 31,	December 31,
	2021	2020
Exercise price (CA$)	1.18	1.20
Share price (CA$)	12.57	12.73
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.37%	0.59%
Expected option life (years)	7.53	7.83

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

12.    CONVERTIBLE DEBT INSTRUMENTS

			Total
	March 2020 Convertible Loan	September 2020 Convertible Debenture	Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	92,447	712,121	804,568
Foreign currency translation adjustment	46,492	194,323	240,815

Balance at March 31, 2021	3,815,191	16,097,082	19,912,273	1,472,520

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2020
Issuance of March 2020
Convertible Loan	3,741,675	—	3,741,675
Conversion option—March 2020
Convertible Loan	(422,940)	—	(422,940)	422,940
Issuance of September 2020
Convertible
Debenture	—	15,340,000	15,340,000
Conversion option—September 2020
Convertible Debenture	—	(1,049,580)	(1,049,580)	1,049,580
Accretion expense	278,725	886,250	1,164,975
Less: financing fees	(70,376)	(313,131)	(383,507)
Foreign currency translation adjustment	149,168	327,099	476,267

Balance at December 31, 2020	3,676,252	15,190,638	18,866,890	1,472,520

March 2020 Convertible Loan

In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Québec in the principal amount of $3,741,675 (CA$5,000,000).

An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan.

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

12. CONVERTIBLE	DEBT INSTRUMENTS (Continued)

March 2020 Convertible Loan (continued)

Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured.

The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity.

As of March 31, 2021, the March 2020 Convertible Loan balance was accreted to $3,815,191 (CA$4,797,776)), with an interest expense of $92,447 (CA$117,036) (March 31, 2020: $25,575 (CA$34,361)) and a foreign currency translation adjustment of $46,492.

September 2020 Convertible Debenture

In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Québec in the principal amount of $15,340,000 (CA$20,000,000).

An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture.

Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured.

The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity.

As of March 31, 2021, the September 2020 Convertible Debenture balance was accreted to $16,097,082 (CA$20,242,809) with an interest expense of $712,121 (CA$901,533) and a foreign currency translation adjustment of $194,323.

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

13. FINANCE	COSTS

Finance costs for the reporting periods consist of the following:

	Three-month periods ended March 31,
	2021	2020
	$	$
Interest on long-term debt	176,520	82,943
Interest on current debt	1,079,028	296,621
Interest on lease liabilities	81,873	66,024
Interest on convertible debt instruments	797,214	24,888
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights	153,120	208,718
Accretion expense on common shares, retractable	1,616,013	1,196,421
Other financing fees	3,622	3,885

	3,907,390	1,879,500

14.	EARNINGS PER SHARE

The calculation of basic and diluted loss per share for the three-month period ended March 31, 2021 was based on the net loss of $16,113,863 (net loss of $5,669,279 for the three-month period ended March 31, 2020) and the weighted average number of common shares outstanding of 110,551,314.

Excluded from the calculation of the diluted loss per share for the three-month period ended March 31, 2021 are 5,294,216 stock options (2,803,639 for the three-month period ended March 31, 2020) and 5,302,511 common shares exercisable pursuant to the Warrant (nil for the three-month period ended March 31, 2020).

15.	ADDITIONAL INFORMATION INCLUDED IN THE INTERIM CONDENSED STATEMENTS OF CASH FLOWS

The net change in working capital items is detailed as follows:

	Three-month periods ended March 31,
	2021	2020
	$	$
Inventories	(9,241,896)	(4,379,563)
Accounts receivable	4,347,339	4,861,961
Prepaid expenses	(458,644)	(839,990)
Trade and other payables	2,758,347	(1,958,046)

	(2,594,854)	(2,315,638)

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

16.	COVID-19

In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.

There continues to be significant uncertainty surrounding the COVID-19 pandemic that had a material negative impact on the global economy in 2020, and will likely continue having a negative impact in 2021 and perhaps beyond. Given the dynamic nature of the pandemic, the extent to which it impacts the Group’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Group operates and sells its products, including Canada and the United States of America. Accordingly, as of the date of completion of these financial statements, management was not able to assess the short term financial impact of these events at this time but continues to monitor closely the evolving situation.

17.	BUSINESS COMBINATION, PLAN OF REORGANIZATION, REGISTRATION STATEMENT, PROSPECTUS AND SUBSEQUENT EVENTS

On November 30, 2020, the Company entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”) with Northern Genesis Acquisition Corp. (“NGA”) pursuant to which a newly-incorporated wholly-owned subsidiary of the Company (“Merger Sub”) will be merged with NGA, with NGA surviving the business combination as a wholly-owned subsidiary of the Company (the “Transaction”).

Under the terms of the Business Combination Agreement, immediately prior to the completion of the Transaction, the Company will complete a 1:4.1289 share split and upon closing of the Transaction, the shares and warrants held by the shareholders of NGA will be converted into the Company’s common shares and warrants on the basis of an exchange ratio of one share or warrant held for one share or warrant of the Company, as applicable, subject to customary adjustments.

On May 6, 2021, the Transaction successfully closed and was consummated. The Company is treating the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction does not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, as of the closing of the Transaction, the Company issued the Company’s shares to the shareholders of NGA in exchange for their shares of NGA as well as exchanged the NGA warrants for the warrants of the Company. As a result, the Company will be consolidating cash of approximately $290 million, and be accounting for the warrants as a

The Lion Electric Company

Notes to the Condensed Interim Consolidated Financial Statements

For the three-month periods ended March 31, 2021 and 2020

(Unaudited, In US dollars except per share amounts)

17.	BUSINESS COMBINATION, PLAN OF REORGANIZATION, REGISTRATION STATEMENT, PROSPECTUS AND SUBSEQUENT EVENTS (Continued)

liability at fair value. As part of the closing, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and the stock split of 1:4.1289 was effective. Accordingly, all shares, stock options, warrants and per share information presented in the interim consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.

In addition to the closing of the Transaction, a concurrent privatement placement for the issuance of 20,040,200 common shares (post share split) for gross proceeds of $200,402,000 also closed.

In conjunction with the business combination, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

Finally, in connection with the business combination, the Company and Investissement Québec, have agreed, subject to certain terms and conditions, that the convertible debt instruments will be repaid upon closing of the Transaction. In addition, the Company has also agreed to repay certain bank indebtedness and long-term debt owed to the National Bank of Canada.